

:TATES
IANGE COMMISSION
, D.C. 20549

P3025528

REOD S.E.O.

FEB 27 2008

803

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48617

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/07_____ AND ENDING_____12/31/07_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPRING STREET PARTNERS, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 MADISON AVENUE

(No. and Street)

NEW YORK   NY   10022

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GARY R. PURWIN   212-832-1110

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM H. AHRENS

(Name – if individual, state last, first, middle name)

102 NEWFIELD ROAD   WINCHESTER CENTER   CT   06094

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 4 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _DAVID J. LIPTAK_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_SPRING STREET PARTNERS, LP_____ , as

of _DECEMBER 31_____ , 20 _07___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 2010

_____
Signature

General Securities Principal
_____
Title

_Veronica Q. Delos Sob_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing. see section 240.17a-5(e)(3).*

SPRING STREET PARTNERS, L.P.
Index
December 31, 2007

William H. Ahrens
Certified Public Accountant

CPA in CT and NY

P.O. Box 37
Winchester Center, CT 06094

Independent Auditor's Report

To the Partners of
Spring Street Partners, L.P.

I have audited the accompanying statement of financial condition of SPRING STREET PARTNERS, L.P. (the "Partnership") as of December 31, 2007, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's General Partner. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPRING STREET PARTNERS, L.P. as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented by the Partnership for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William H. Ahrens

William H. Ahrens, CPA
Winchester Center, CT
February 20, 2008

SPRING STREET PARTNERS, L.P.

Statement of Financial Condition
December 31, 2007

ASSETS

Cash and cash equivalents	$ 225,169
Receivable from clearing broker	541,052,535
Securities owned, at fair value	11,218,528
Investments in affiliated funds	2,690,528
Interest and dividends receivable	880,350
Other assets	80,850
Total assets	$ 556,147,960

LIABILITIES and PARTNERS' CAPITAL

Liabilities

Accounts payable, related party	$ 48,822
Reverse conversion securities, at fair value	534,628,975
Other securities short, at fair value	318,600
Dividends payable	3,469,512
Total liabilities	538,465,909
Partners' capital	17,682,051
Total liabilities and partners' capital	$ 556,147,960

The accompanying notes are an integral part of these financial statements.

SPRING STREET PARTNERS, L.P.

Statement of Operations
For the year ended December 31, 2007

Revenues

Net realized and unrealized gain (loss) on:	
Securities transactions	$ 390,924
Foreign currencies	41,711
Conversion gains	1,922,216
Interest	529,808
Dividends	79,976
Investments in affiliated funds	253,428
Total revenues	3,218,063

Expenses

Interest expense	14,619
Professional fees and other	54,837
Total expenses	69,456
Net income	$ 3,148,607

SPRING STREET PARTNERS, L.P.

Statement of Changes in Partners' Capital
For the year ended December 31, 2007

	General Partner	Limited Partners	Total
Partners' capital, January 1, 2007	$ –	$ 15,892,212	$ 15,892,212
Contributions	–	225,000	225,000
Withdrawals	–	(1,583,768)	(1,583,768)
Net income	–	3,148,607	3,148,607
Partners' capital, December 31, 2007	$ –	$ 17,682,051	$ 17,682,051

SPRING STREET PARTNERS, L.P.

Statement of Cash Flows

For the year ended December 31, 2007

Cash flows from operating activities:		
Net income		$ 3,148,607
(Increase) decrease in operating assets:		
Receivable from clearing broker	$ 436,953,370	
Securities owned	(241,933)	
Investments in affiliated funds	(608,354)	
Interest and dividends receivable	709,530	
Other assets	104,150	436,916,763
(Decrease) increase in operating liabilities:		
Accounts payable, related party	10,000	
Reverse conversion securities	(436,953,860)	
Other securities short	262,137	
Dividends payable	(1,799,710)	(438,481,433)
Net cash provided by operating activities		1,583,937
Cash flows from financing activities:		
Capital additions	225,000	
Capital withdrawals	(1,583,768)	
Net cash (used) by financing activities		(1,358,768)
Net change in cash		225,169
Cash, beginning of year		-0-
Cash, end of year		$ 225,169
Supplemental disclosure of cash flow information		
Cash paid during the year for interest		$ 14,282

The accompanying notes are an integral part of these financial statements.

5

SPRING STREET PARTNERS, L.P.

Notes to Financial Statements

NOTE 1:   ORGANIZATION

Spring Street Partners, L.P. (the "Partnership"), an Illinois limited partnership, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Partnership specializes in hedged investment strategies, such as reverse conversion transactions, merger arbitrage, options, futures and warrant arbitrage, convertible bond arbitrage, and stock index arbitrage, although the Partnership will also participate in other investment strategies. Spring Street Partners, Inc. (the "General Partner"), an Illinois corporation, serves as the General Partner of the Partnership. The Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES

a.   Basis of Presentation
The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

b.   Securities Transactions
Purchases and sales of securities owned, pledged to clearing broker and securities sold, not yet purchased and the related revenues and expenses are recorded on a trade-date basis. Substantially, all securities transactions are executed, cleared through, and held in custody by one broker. This broker is a member of major securities exchanges. The Partnership is subject to credit risk to the extent that this broker may be unable to fulfill its obligations either to return the Partnership's securities or repay amounts owed to the Partnership for unsettled securities transactions or amounts maintained on deposit.

Net gain (loss) on reverse conversion transactions, which includes realized and unrealized gains and losses on the underlying securities and option components of such transactions, are determined on a trade date basis with the counterparty and recognized over the term of the transaction.

6

Notes to Financial Statements (continued)

    c.   **Valuation**

Securities listed on a national securities exchange are valued at their last sales price. Securities that are not listed are valued at their last closing "bid" price if held "long" by the Partnership and last closing "asked" price if sold "short" by the Partnership. Options listed on a national securities exchange are valued at their last closing "bid" price if held "long" by the Partnership and last closing "asked" price if sold "short" by the Partnership. Financial instruments whose market quotations are not readily available are valued at fair value as determined by the General Partner, after consideration of factors considered relevant, including quotations provided by market makers.

Amounts held in foreign denominations are converted into US dollars based on current exchange rates.

Reverse conversion securities transactions are carried at fair value, which is estimated using market quotations for securities sold, but not yet purchased, intrinsic value, which approximates fair market value for the embedded unlisted options and fair market value for swaps.

Financial instruments are either carried at market or fair value, or at amounts that approximate fair value.

    d.   **Interest and Dividends**

Interest income is recognized on the accrual basis. Dividend income and dividends on securities sold, but not yet purchased, are recognized on the ex-dividend date.

    e.   **Taxes**

No provision for federal, state and local income taxes has been made, as partners are individually responsible for taxes on their proportionate share of taxable income.

    f.   **Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SPRING STREET PARTNERS, L.P.

Notes to Financial Statements (continued)

NOTE 3:   FINANCIAL INSTRUMENTS

In the normal course of business, the Partnership trades various financial instruments and enters into various financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the related amounts recorded. These financial instruments include securities sold, but not yet purchased, and written option contracts.

The Partnership is subject to foreign currency fluctuation risk for its net foreign currency investment at any time. Its net investment in foreign currencies as of December 31, 2007, and related gains is as follows:

	Fair Value	Exchange Rate Gains/(Losses)
Australian Dollar	1,736,826	821
New Zealand Dollars	(384)	
Other	2,413	-
	1,738,855	821

Securities sold, but not yet purchased, represent obligations of the Partnership to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statements.

Financial futures contracts are traded on national exchanges. They provide for the delayed delivery of securities or money-market instruments for which the counterparty agrees to make or take delivery at a specified future date for a specified future price or yield. These contracts contain off-balance-sheet market risk since the value of the contracts is directly influenced by changes in market prices of underlying instruments. Their fair value of futures contracts open at December 31, 2007 was a liability of $318,600 and an asset of $106,200.

Exchange traded options allow the holder of the option to buy or sell specified securities at the holder's option. As a writer of exchange listed options, the Partnership receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities underlying the option. Accordingly, these transactions result in off-balance-sheet risk as the Partnership may be committed to purchase or sell securities at a future date at prevailing market prices. There were no options open at December 31, 2007.

SPRING STREET PARTNERS, L.P.

Notes to Financial Statements (continued)

The Partnership engages in reverse conversion transactions, which is a form of arbitrage in which the sale of stock is hedged with the purchase of an unlisted call option and the sale of an unlisted put option, each generally with identical strike prices and expiration dates, which creates the equivalent of an offsetting securities position. The Partnership is subject to market risk to the extent of unfavorable changes in the dividends on the underlying securities sold, but not yet purchased. Additionally, certain cash flows related to these transactions are subject to a swap agreement versus certain fixed payments.

The Partnership attempts to minimize its exposure to market and credit risk through the use of various strategies and credit monitoring techniques. For reverse conversion transactions, market and credit risk is minimized by entering into such transactions only with securities with a history of consistent dividends and with the clearing broker as the sole counterparty.

NOTE 4:   PARTNERSHIP TERMS

Under the terms of the limited partnership agreement, net profits and losses are allocated among the partners in accordance with the partnership agreement.

NOTE 5:   NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Partnership is subject to the SEC's net capital rule. The Partnership computes its net capital under the aggregate indebtedness method, which requires the maintenance of minimum net capital equal to $100,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2007, the Partnership had net capital of $6,950,378 which exceeded its minimum net capital requirement of $234,555 by $6,715,823 and its ratio of aggregate indebtedness to net capital was 0.51 to 1.

NOTE 6:   RESERVE AND POSSESSION OR CONTROL REQUIREMENTS

The Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3 under SEC Rule 15c3-3(k)(2)(ii).

SPRING STREET PARTNERS, L.P.

Notes to Financial Statements (continued)

NOTE 7: INVESTMENTS IN AFFILIATED FUNDS

Investments in affiliated funds at December 31, 2007 represents 98.29% interest in West Broadway Global Arbitrage LLC and a 100% in West Broadway Interactive Capital, LLC and GSC Financial, LLC. All three funds are also managed by the Partnership's General Partner.

West Broadway Global Arbitrage LLC is a feeder fund in a master-feeder fund structure. The master fund is the West Broadway Global Arbitrage Fund, Ltd. As of December 31, 2007, net assets of the feeder fund (including its share of the master fund) consists of the following:

Due from broker	$ 134,885
Treasury Bills	508,196
Other liabilities	(50,694)
Net Assets	$ 592,387
Partnership's interest in affiliated fund Percent held	98.29%
Net Investment	$ 582,271

As of December 31, 2007, West Broadway Interactive, LLC consisted of the following:

Investments	$ 1,105,000
Other Assets	3,256
Net Assets representing Partnership's interest	$ 1,108,256

As of December 31, 2007, GSC Financial, LLC consisted of $1,000,000 of cash.

NOTE 8: SUBSEQUENT EVENT

For the month ending January 31, 2008, withdrawals made were $7,015.

SPRING STREET PARTNERS, L.P.

Notes to Financial Statements (continued)

NOTE 9: NEW ACCOUNTING PRONOUNCEMENT – FAS 157

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 ("FAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Prior to FAS 157, there were different definitions of fair value and limited guidance for applying those definitions in GAAP. Moreover, that guidance was dispersed among the many accounting pronouncements that require fair value measurements. Differences in that guidance created inconsistencies that added to the complexity in applying GAAP. The changes to current practice resulting from the application of FAS 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Partnership does not expect the adoption of FAS 157 to have an effect on its financial statements.

NOTE 10: FINANCIAL GUARANTEES UNDER FASB INTERPRETATION No. 45

In the ordinary course of its business, the Partnership may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Partnership. The Partnership's maximum exposure under these agreements is unknown. However, based on its history and experience, the Partnership believes that the likelihood of such an event is remote.

SPRING STREET PARTNERS, L.P.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Net capital	
Total partners' capital	$ 17,682,051
Less: Commodities charges	(862,056)
Other deductions	(15,000)
Non allowable assets	(3,536,378)
Net capital before haircuts on securities positions	13,268,617
Less: Haircuts on securities positions	
Exempted securities	(50,984)
Debt securities	(50,627)
Reverse conversion securities	(5,324,174)
Equity securities	(538,161)
Undue concentration	(2,431)
Foreign denominations	(351,862)
Net capital	6,950,378
Less, Minimum net capital requirement	(234,555)
Excess net capital	$ 6,715,823
Aggregate indebtedness	
Accounts payable, related party	48,822
Dividends payable	3,469,512
	$ 3,518,334
Ratio of aggregate indebtedness to net capital	.51:1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
Reconciliation of net capital with the Partnership's computation on the
initial Part IIA of Form X-17A-5 as of December 31, 2007:

Net Capital as reported (unaudited)	$7,263,443
Adjustments to the initial filing:	
Additional haircuts on conversion securities	(313,065)
Net capital as restated	$6,950,378

William H. Ahrens
Certified Public Accountant

CPA in CT and NY

P.O. Box 37
Winchester Center, CT 06094

Independent Auditor's Report

To the Partners of
Spring Street Partners, L.P.

In planning and performing my audit of the financial statements of SPRING STREET PARTNERS, L.P. (the "Partnership") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, I considered the Partnership's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, I do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William H. Ahrens

William H. Ahrens, CPA
Winchester Center, CT
February 20, 2008

END